Filed Pursuant to Rule 433
Registration No: 333-134553

Lehman Brothers Holdings Inc.

5.625%  Notes due January 24, 2013

Issuer:	Lehman Brothers Holdings Inc.
Ratings:(1)	A1 (Moody’s)/A+ (S&P)/AA– (Fitch)

Principal Amount:	$4,000,000,000
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Settlement Date:	January 22, 2008 (T+4)
Maturity Date:	January 24, 2013
Issue Price:	99.544%
Coupon:	5.625%
Benchmark Treasury:	3.625% due December 12, 2012
Spread to Benchmark Treasury:	Plus 275 basis points (2.75%)
All-in Yield:	5.731%
Interest Payment Dates:	Semi-annually on each January 24 and July 24, commencing on July 24, 2008
Denominations:	$1,000/$1,000
CUSIP/ISIN:	5252M0BZ9/ US5252M0BZ91

Underwriters:	Lehman Brothers (88%) (bookrunner)

BBVA Securities, Inc. (1%)
Citi (1%)
Commerzbank Corporates & Markets (1%)
Daiwa Securities SMBC Europe (1%)
Fortis Securities (1%)
ING Financial Markets LLC (1%)
Mellon Financial Markets, LLC (1%)
MR Beal & Company (1%)
Natexis Bleichroeder Inc. (1%)
SOCIETE GENERALE Corporate & Investment Banking (1%)
SunTrust Robinson Humphrey (1%)
Wells Fargo Securities (1%)

(1)  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.